

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2026

Tony Sage
Chief Executive Officer
Critical Metals Corp.
c/o Maples Corporate Services (BVI) Limited
Kingston Chambers, PO Box 173, Road Town
Tortola, British Virgin Islands

> **Re: Critical Metals Corp.**
> **Registration Statement on Form F-3**
> **Filed February 23, 2026**
> **File No. 333-293656**

Dear Tony Sage:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Rocha